Exhibit 99.2 – Audited Consolidated Financial Statements

Management's Annual Report on Internal Control over Financial Reporting

The accompanying audited consolidated financial statements of Gold Reserve Inc. were prepared by management in accordance with accounting principles generally accepted in the United States, consistently applied and within the framework of the summary of significant accounting policies contained therein. Management is responsible for all information in the accompanying audited consolidated financial statements.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the U.S. Internal control over financial reporting includes:

•	maintaining records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
•	providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with U.S. generally accepted accounting principles;
•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of our executive officers; and
•	providing reasonable assurance that unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements would be prevented or detected on a timely basis.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

/s/ Rockne J. Timm	/s/ David P. Onzay
Chief Executive Officer	Chief Financial Officer
April 19, 2024	April 19, 2024

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Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Gold Reserve Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gold Reserve Inc. and its subsidiaries (together, the Company) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, changes in shareholders' equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recognition of the receivable associated with the Venezuelan arbitration

As described in Notes 1 and 2 to the consolidated financial statements, in July 2016, the Company signed the July 2016 settlement agreement, (as amended, the "Settlement Agreement") with the Bolivarian Republic of Venezuela ("Venezuela"), whereby Venezuela had agreed to pay the Company a total of approximately $1.032 billion which is comprised of $792 million to satisfy the arbitral award (the “Award”) (including interest) and $240 million for the purchase of the Company’s mining data related to the Brisas project (the "Mining Data") to be settled in a series of payments ending on or before June 15, 2019. The Company received approximately $254 million pursuant to the Settlement Agreement with the remainder unpaid. As specified in the Settlement Agreement, the first $240 million received by the Company from Venezuela has been recognized as proceeds from the sale of the Mining Data. Any future payments received by Venezuela are made in relation to the Award. As of December 31, 2023, the amount owing to the Company in relation to the Award is approximately $778 million, excluding interest. The Company has not recognized an Award receivable or associated liabilities which include taxes, bonus plan and contingent value right payments in accordance with the Settlement Agreement, as management has not yet determined that payment

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from Venezuela is probable. The Award receivable and any associated liabilities will be recognized when, in management’s judgment, it is probable that payment from Venezuela will occur.

The principal considerations for our determination that performing procedures relating to the recognition of the receivable associated with the Venezuelan arbitration is a critical audit matter is that there was significant judgment made by management when determining if recognition was required, which in turn led to a higher degree of subjectivity in performing audit procedures to evaluate management’s assessment of the probability of future payments from Venezuela.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, evaluating how management formulated their judgement as to the likelihood of future payments being made by Venezuela. This included considering publicly available information such as sanctions imposed against Venezuela by both the United States and Canadian governments, the current economic and political instability in Venezuela and the history of non-payment by Venezuela under the terms of the Settlement Agreement.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

April 19, 2024

We have served as the Company's auditor since 2001.

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GOLD RESERVE INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars)

			December 31, 2023	December 31, 2022
ASSETS
Current Assets:
Cash and cash equivalents (Note 3)			$8,529,162	$15,380,489
Term deposits (Note 4)			29,361,215	27,499,188
Marketable equity securities (Note 5)			1,175,892	98,053
Income tax receivable (Note 10)			–	8,091,104
Prepaid expense and other			289,488	458,939
Total current assets			39,355,757	51,527,773
Property, plant and equipment, net (Note 6)			384,390	1,416,152
Total assets			$39,740,147	$52,943,925
LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses (Note 2)			$713,485	$647,283
Severance accrual (Note 9)			743,511	531,981
Income tax payable (Note 10)			9,707,779	–
Contingent value rights (Note 2)			–	172,077
Total current liabilities			11,164,775	1,351,341

Total liabilities			11,164,775	1,351,341

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Authorized:	Unlimited
Issued:	None
Common shares			302,681,173	302,679,682
Class A common shares, without par value
Authorized:	Unlimited
Issued and outstanding:	2023…99,548,711	2022…99,547,710
Contributed surplus			20,625,372	20,625,372
Stock options (Note 9)			23,661,590	23,561,301
Accumulated deficit			(318,392,763)	(295,273,771)
Total shareholders' equity			28,575,372	51,592,584
Total liabilities and shareholders' equity			$39,740,147	$52,943,925

Contingencies (Note 2 and 9)

The accompanying notes are an integral part of the audited consolidated financial statements.

Approved by the Board of Directors:

/s/ James P. Tunkey /s/ Yves M. Gagnon

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GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. dollars)

	For the Years Ended December 31,
	2023	2022
INCOME (LOSS)
Interest income	$1,911,292	$582,523
Loss on disposition of property, plant and equipment (Note 6)	–	(8,410)
Unrealized gain (loss) on equity securities (Note 5)	1,077,839	(7,165)
Foreign currency loss	(40,206)	(100,275)
Total Other Income	2,948,925	466,673
EXPENSES
Corporate general and administrative (Notes 2 and 9)	4,861,109	5,149,650
Legal and accounting	1,914,004	1,924,808
Enforcement of Arbitral Award (Note 2)	1,087,770	450,477
Exploration costs	64,201	62,096
Equipment holding costs	148,200	168,117
Write-down of equipment (Note 6)	193,750	622,969
Contingent value rights (Note 2)	–	461,835
Siembra Minera Project and related costs (Note 7)	–	223,237
Total Expense	8,269,034	9,063,189

Net loss before income tax expense	(5,320,109)	(8,596,516)
Income tax expense (Note 10)	(17,798,883)	–

Net loss and comprehensive loss for the year	$(23,118,992)	$(8,596,516)

Net loss per share, basic and diluted	$(0.23)	$(0.09)

Weighted average common shares outstanding, basic and diluted	99,548,080	99,547,710

The accompanying notes are an integral part of the audited consolidated financial statements.

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GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

			Contributed Surplus	Stock Options	Accumulated Deficit

	Common Shares
	Number	Amount
Balance, December 31, 2021	99,547,710	$ 302,679,682	$ 20,625,372	$ 23,402,083	$(286,677,255)
Net loss for the year	–	–	–	–	(8,596,516)
Stock option compensation (Note 9)	–	–	–	159,218	–
Balance, December 31, 2022	99,547,710	302,679,682	20,625,372	23,561,301	(295,273,771)
Net loss for the year	–	–	–	–	(23,118,992)
Share issuance	1,001	1,491	–	(410)	–
Stock option compensation (Note 9)	–	–	–	100,699	–
Balance, December 31, 2023	99,548,711	$ 302,681,173	$ 20,625,372	$ 23,661,590	$(318,392,763)

The accompanying notes are an integral part of the audited consolidated financial statements.

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GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

	For the Years Ended
	December 31,
	2023	2022
Cash Flows from Operating Activities:
Net loss for the year	$(23,118,992)	$(8,596,516)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock option compensation	100,699	159,218
Depreciation	63,012	104,143
Write-down of equipment	193,750	622,969
Loss on disposition of property, plant and equipment	–	8,410
Unrealized (gain) loss on marketable equity securities	(1,077,839)	7,165
Amortized interest on term deposits	(1,663,116)	(122,627)
Decrease in income tax receivable related to change in uncertain tax position	8,091,104	–
Changes in non-cash working capital:
Decrease in income tax receivable	–	591,735
Increase in income tax payable	9,707,779	–
Increase in severance accrual	211,530	531,981
Increase (decrease) in contingent value rights accrual	(172,077)	111,835
Net decrease in prepaid expense and other	169,451	47,724
Net increase in payables and accrued expenses	66,202	171,379
Net cash used in operating activities	(7,428,497)	(6,362,584)
Cash Flows from Investing Activities:
Purchase of term deposits	(46,594,349)	(27,376,561)
Proceeds from maturity of term deposits	46,395,438	–
Proceeds from disposition of property, plant and equipment	775,000	2,004
Net cash provided by (used in) investing activities	576,089	(27,374,557)
Cash Flows from Financing Activities:
Proceeds from the exercise of stock options	1,081	–
Net cash provided by financing activities	1,081	–
Change in Cash and Cash Equivalents:
Net decrease in cash and cash equivalents	(6,851,327)	(33,737,141)
Cash and cash equivalents - beginning of year	15,380,489	49,117,630
Cash and cash equivalents - end of year	$8,529,162	$15,380,489

The accompanying notes are an integral part of the audited consolidated financial statements.

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Note 1. The Company and Significant Accounting Policies:

Gold Reserve Inc. ("Gold Reserve," the "Company," "we," "us," or "our") has historically been engaged in the business of evaluating, acquiring, exploring and developing mining projects and was incorporated in 1998 under the laws of the Yukon Territory, Canada and continued to Alberta, Canada in September 2014.

Gold Reserve Inc. is the successor issuer to Gold Reserve Corporation which was incorporated in 1956. The Company’s primary activities include those related to corporate and legal activities associated with the collection of the unpaid balance of the Award (defined below, see Note 2) and matters related to the Siembra Minera project (the “Siembra Minera Project”).

The U.S. and Canadian governments have imposed various sanctions (the “Sanctions”) targeting the Bolivarian Republic of Venezuela ("Venezuela"). The Sanctions, in aggregate, essentially prevent any dealings with Venezuelan government or state-owned or controlled entities and prohibit directors, management and employees of the Company who are U.S. Persons from dealing with certain Venezuelan individuals or entering into certain transactions.

The Sanctions imposed by the U.S. government generally block all property of the government of Venezuela and prohibit directors, management and employees of the Company who are U.S. Persons (as defined by U.S. Sanction statutes) from dealing with the Venezuelan government and/or state-owned/controlled entities, entering into certain transactions or dealing with Specially Designated Nationals and target corruption in, among other identified sectors, the gold sector of the Venezuelan economy.

The Sanctions imposed by the Canadian government include asset freezes and prohibitions on dealings with certain named Venezuelan officials under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law).

The cumulative impact of the Sanctions continues to prohibit or restrict the Company from working with Venezuelan government officials with respect to the Settlement Agreement (defined below) and/or payment of the remaining balance of the Award plus interest and /or pursuing remedies with respect to the Resolution (defined below) by the Venezuelan Ministry of Mines to revoke the mining rights in connection with the Siembra Minera Project and/or finance, develop and operate the Siembra Minera Project.

Basis of Presentation and Principles of Consolidation. These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The statements include the accounts of the Company, Gold Reserve Corporation and three Barbadian subsidiaries one of which was formed to hold our equity interest in Empresa Mixta Ecosocialista Siembra Minera, S.A. (“Siembra Minera”) which is beneficially owned 55% by a Venezuelan state-owned entity and 45% by Gold Reserve. Our investment in Siembra Minera is accounted for as an equity investment. All subsidiaries are wholly owned. All intercompany accounts and transactions have been eliminated on consolidation. Our policy is to consolidate those subsidiaries where control exists.

Cash and Cash Equivalents. We consider short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. The cost of these investments approximates fair value. We manage the exposure of our cash and cash equivalents to credit risk by diversifying our cash holdings (See Note 3).

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization or evaluating properties or working interests with specific areas of potential mineralization are expensed as incurred. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized development costs under property, plant and equipment. Mineral property acquisition costs are capitalized and holding costs of such properties are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs would be amortized based on the estimated proven and probable reserves benefited. Mineral properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

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Property, Plant and Equipment. Property, plant and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, except for equipment not yet placed into use. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Furniture, office equipment and leasehold improvements are depreciated using the straight-line method over five to ten years.

Assets Held for Sale. Long-Lived assets are classified as held for sale in the period in which certain criteria are met. Assets held for sale are measured at the lower of carrying amount or fair value less cost to sell and are not depreciated as long as they remain classified as held for sale.

Impairment of Long-Lived Assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or eventual disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on a determination of the asset's fair value. Fair value is generally determined by discounting estimated cash flows based on market participant expectations of those future cash flows, or applying a market approach that uses market prices and other relevant information generated by market transactions involving comparable assets.

Foreign Currency. The U.S. dollar is our (and our foreign subsidiaries') functional currency. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates and revenue and expense items are translated at average exchange rates during the reporting period, except for depreciation which is translated at historical rates. Translation gains and losses are included in the statement of operations.

Stock Based Compensation. We maintain an equity incentive plan which provides for the grant of stock options to purchase Class A common shares. We use the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in Note 9 and is expensed over the vesting period of the option. For non-employees, the fair value of stock-based compensation is recorded as an expense over the vesting period or upon completion of performance. Consideration paid for shares on exercise of stock options, in addition to the fair value attributable to stock options granted, is credited to capital stock. Stock options granted under the plan become fully vested and exercisable upon a change of control.

Income Taxes. We use the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The deferred tax assets or liabilities are calculated using the enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

Uncertain Tax Positions. We record uncertain tax positions based on a two-step process that separates recognition from measurement. The first step is determining whether a tax position has met the recognition threshold which requires that the Company determine if it is more likely than not that it will sustain the tax benefit taken or expected to be taken in the event of a dispute with taxing authorities. The second step, for those positions meeting the “more likely than not” threshold, is to recognize the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement with taxing authorities. Management periodically evaluates positions taken in tax returns in situations in which applicable tax regulation is subject to interpretation. The Company establishes provisions where appropriate on the basis of amounts expected to be received from or paid to tax authorities.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Income (Loss) Per Share. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of Class A common shares outstanding during each period. Diluted net income per share reflects the potentially dilutive effects of outstanding stock options. In periods in which a loss is incurred, the effect of potential issuances of shares under stock options would be anti-dilutive, and therefore basic and diluted losses per share are the same in those periods. The Company classifies interest and penalties on underpayment of income tax as income tax expense.

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Marketable Equity Securities. The Company's marketable equity securities are reported at fair value with changes in fair value included in the statement of operations.

Equity accounted investments. Investments in incorporated entities in which the Company has the ability to exercise significant influence over the investee are accounted for by the equity method.

Financial Instruments. Marketable equity securities are measured at fair value at each reporting date, with the change in value recognized in the statement of operations as a gain or loss. Cash and cash equivalents, term deposits, deposits, advances and receivables are accounted for at amortized cost which approximates fair value (See Notes 3 and 4). Accounts payable and contingent value rights are recorded at amortized cost which approximates fair value.

Note 2. Enforcement of Arbitral Award:

In October 2009 we initiated a claim (the "Brisas Arbitration") under the Additional Facility Rules of the International Centre for the Settlement of Investment Disputes ("ICSID") to obtain compensation for the losses caused by the actions of Venezuela that terminated our previous mining project known as the "Brisas Project." On September 22, 2014, we were granted an Arbitral Award (the "Award") totaling $740.3 million.

In July 2016, we signed the Settlement Agreement, subsequently amended, whereby Venezuela agreed among other things to pay us a total of approximately $1.032 billion which is comprised of $792 million to satisfy the Award (including interest) and $240 million for the purchase of our mining data related to the Brisas Project (the "Mining Data") in a series of payments ending on or before June 15, 2019 (the "Settlement Agreement"). As agreed, the first $240 million received by Gold Reserve from Venezuela has been recognized as proceeds from the sale of the Mining Data. Venezuela has been in breach of the Settlement Agreement since 2018. The Company is pursuing enforcement of the Award through legal proceedings in the United States and Portugal.

To date, the Company has received payments of approximately $254 million pursuant to the Settlement Agreement. Venezuela is in breach of the Settlement Agreement and the Company is pursuing enforcement of the Award in the United States and other jurisdictions (which includes collection efforts). The remaining unpaid amount due from Venezuela pursuant to the Award totals an estimated $1.055 billion (including interest) as of December 31, 2023. In relation to the unpaid amount due from Venezuela, the Company has not recognized an Award receivable or associated liabilities on its financial statements which would include taxes, bonus plan and contingent value right payments, described below, as management has not yet determined that payment from Venezuela is probable. While collection efforts continue, including legal proceedings in the United States and Portugal, the timing and amount of any funds collected under the Award, if any, is not yet probable as at December 31, 2023. This judgment was based on various factors including the Sanctions imposed on Venezuela, the current economic and political instability in Venezuela, the history of non-payment by Venezuela under the terms of the Settlement Agreement and the Resolution (See Note 7). The Award receivable and any associated liabilities will be recognized when, in management’s judgment, it is probable that payment from Venezuela will occur.

The interest rate provided for on any unpaid amounts pursuant to the Award (less legal costs and expenses) is specified as LIBOR plus 2%, compounded annually. With the phase out of LIBOR, the U.S. Congress enacted the Adjustable Interest Rate (LIBOR) Act to establish a process for replacing LIBOR in existing contracts. The U.S. Federal Reserve Board adopted a final rule that implements the Adjustable Interest Rate (LIBOR) Act by identifying benchmark rates based on the Secured Overnight Financing Rate (SOFR) that replaced LIBOR in certain financial contracts after June 30, 2023. Accordingly, effective July 1, 2023, the Company began calculating the interest due on the unpaid amount of the Award using a benchmark replacement rate based on SOFR plus two percent.

We have Contingent Value Rights ("CVRs") outstanding that entitle the holders to an aggregate of 5.466% of certain proceeds from Venezuela associated with the collection of the Award and/or sale of Mining Data or an enterprise sale, as such terms are defined in the CVRs (the "Proceeds"), less amounts for certain specified obligations (as defined in the CVR), as well as a bonus plan as described below. As of December 31, 2023, the total cumulative obligation payable pursuant to the terms of the CVR from the sale of the Mining Data and collection of the Award (not taking into account the claim and settlement with the CVR holders, as described below) was approximately $10 million, substantially all of which has been paid to the CVR holders.

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As previously disclosed, a dispute existed between the Company and the holder of the majority of the CVRs, Steelhead Navigator Master, L.P., a related party that owns approximately 10.1% of our shares and which is affiliated with our director James Michael Johnston. The holder believed that the Company's 45% interest in Siembra Minera represented "Proceeds" for purposes of the CVRs and as such the CVR holders were entitled to the value of 5.466% of that interest on the date of its acquisition. In December 2022, the Company and such holder agreed to settle their differences and entered into an agreement whereby the Company paid $350,000 in exchange for the release of claims made by the holder. The Company also decided to offer a pro-rata settlement with the other CVR holders of approximately $112,000, in the aggregate, of which approximately $85,000 was payable to other related parties. The Company recorded CVR expense in relation to this matter of approximately $462,000 during 2022.

We maintain a bonus plan (the "Bonus Plan") which is intended to compensate the participants, including executive officers, employees, directors and consultants for their past and present contributions to the Company. The bonus pool under the Bonus Plan is comprised of the gross proceeds collected or the fair value of any consideration realized less applicable taxes multiplied by 1.28% of the first $200 million and 6.4% thereafter. The bonus pool is determined substantially the same as Net Proceeds for the CVR. As of December 31, 2023, the total cumulative obligation payable pursuant to the terms of the Bonus Plan from the sale of the Mining Data and collection of the Award was approximately $4.4 million, all of which has been paid to the Bonus Plan participants.

Due to U.S. and Canadian Sanctions and the uncertainty of transferring the remaining amounts due from Venezuela to bank accounts outside of Venezuela, management only considers those funds received by the Company into its North American bank accounts as funds available for purposes of the CVR and Bonus Plan cash distributions.

Following receipt, if any, of additional funds pursuant to the Award and after applicable payments to CVR holders and Bonus Plan participants, we expect to distribute to our shareholders a substantial majority of any remaining amounts, subject to applicable regulatory requirements and retaining sufficient reserves for operating expenses, contractual obligations, accounts payable and income taxes, and any obligations arising as a result of the collection of the remaining amount owed by Venezuela.

Note 3. Cash and Cash Equivalents:

Cash and Cash Equivalents

	December 31,	December 31,
	2023	2022
Bank deposits	$455,057	$1,123,095
Short term investments	8,074,105	14,257,394
Total	$8,529,162	$15,380,489

The Company’s cash and cash equivalents are predominantly held in U.S. banks and Canadian chartered banks. Short term investments include money market funds, certificates of deposit and U.S. treasury bills which mature in three months or less.

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Note 4. Term Deposits:

	December 31,	December 31,
	2023	2022
U.S. Treasury Bills	$25,407,439	$27,499,188
Certificates of deposit	3,953,776	–
	$29,361,215	$27,499,188

The Company has term deposits which are classified as held to maturity, carried at amortized cost and have original maturities of greater than 3 months and less than 12 months. Term deposits consist of U.S. treasury bills purchased at a discount and amortized to face value over their respective terms. In 2023, the Company recorded non-cash interest income of $1,663,116 related to the amortization of discount on term deposits.

Note 5. Marketable Securities:

	December 31,	December 31,
Schedule of Marketable Securities Value	2023	2022
Equity securities
Fair value and carrying value at beginning of year	$98,053	$105,218
Increase (decrease) in fair value	1,077,839	(7,165)
Fair value and carrying value at balance sheet date	$1,175,892	$98,053

Marketable equity securities are classified as trading securities and accounted for at fair value, based on quoted market prices with unrealized gains or losses recorded within “Income (Loss)" in the Consolidated Statements of Operations.

Accounting Standards Codification ("ASC") 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity's own assumptions. The fair values of the Company's marketable equity securities as at the balance sheet date are based on Level 1 inputs.

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Note 6. Property, Plant and Equipment:

Property, Plant and Equipment

		Accumulated
	Cost	Depreciation	Net
December 31, 2023
Furniture and office equipment	423,813	(389,423)	34,390
Transportation equipment	326,788	(326,788)	–
Leasehold improvements	29,390	(29,390)	–
Mineral property	350,000	–	350,000
	$1,129,991	$(745,601)	$384,390

		Accumulated
	Cost	Depreciation	Net
December 31, 2022
Machinery and equipment	$968,750	$–	$968,750
Furniture and office equipment	423,813	(357,690)	66,123
Transportation equipment	326,788	(296,053)	30,735
Leasehold improvements	29,390	(28,846)	544
Mineral property	350,000	–	350,000
	$2,098,741	$(682,589)	$1,416,152

Machinery and equipment at December 31, 2022 consisted of a semi-autogenous grinding (SAG) mill shell which was sold in 2023. We evaluate our equipment and mineral property to determine whether events or changes in circumstances have occurred that may indicate that the carrying amount may not be recoverable. During 2023 and 2022, the Company recorded an impairment charge of approximately $0.2 million and $0.6 million, respectively to reduce the carrying value of the SAG mill shell to its then estimated fair value less costs to sell. During the years ended December 31, 2023 and 2022, the Company disposed of certain, property, plant and equipment and recorded a loss of $NIL and $8,410, respectively.

Note 7. Empresa Mixta Ecosocialista Siembra Minera, S.A.:

In August 2016, we executed the Contract for the Incorporation and Administration of the Mixed Company with the government of Venezuela and in October 2016, together with an affiliate of the government of Venezuela, we incorporated Siembra Minera by subscribing for shares in Siembra Minera for a nominal amount. The primary purpose of this entity is to develop the Siembra Minera Project. Siembra Minera is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation, and 45% by Gold Reserve. Siembra Minera was granted by the government of Venezuela certain gold, copper, silver and other strategic mineral rights (primarily comprised of the historical Brisas and Cristinas areas) contained within Bolivar State comprising the Siembra Minera Project.

In March 2022, the Ministry of Mines of Venezuela (“Ministry”) issued a resolution to revoke the mining rights of Siembra Minera for alleged non-compliance by Siembra Minera with certain Venezuelan mining regulations (the “Resolution”). Siembra Minera filed a reconsideration request in May 2022 which was denied by the Ministry. The Company disagrees with both the substantive and procedural grounds claimed by the Venezuelan government regarding the revocation of mining rights and the reconsideration request. The Company withdrew its appeal of the Resolution with the Venezuelan Supreme Court of Justice and the appeal was terminated in October 2023. The Company is evaluating all additional legal rights and remedies that are available in relation to this matter including potential arbitration.

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The Sanctions, along with other constraints, could adversely impact our ability to finance, develop and operate the Siembra Minera Project or collect or repatriate sums under the Settlement Agreement. The Company directly incurred the costs associated with the Siembra Minera Project which, beginning in 2016 through March 31, 2022, amounted to a total of approximately $22.9 million. During the year ended December 31, 2023, the Company incurred approximately $0.9 million of certain Venezuelan related costs which, previous to March 31, 2022, were recorded as Siembra Minera Project and related costs. Beginning in the second quarter of 2022, as a result of the Resolution, such costs were recorded as part of general and administrative expense.

Note 8. 401(k) Plan:

The 401(k) Plan, formerly entitled the KSOP Plan, was originally adopted in 1990 and was most recently restated effective January 1, 2021. The purpose of the 401(k) Plan is to offer retirement benefits to eligible employees of the Company. The 401(k) Plan provides for a salary deferral, a non-elective contribution of 3% of each eligible Participant’s annual compensation and discretionary contributions. Allocation of Class A common shares or cash to participants' accounts, subject to certain limitations, is at the discretion of the Board. Cash contributions for the plan years 2023 and 2022 were approximately $103,000 and $140,000, respectively.

Note 9. Stock Based Compensation Plans:

Equity Incentive Plan

The Company's equity incentive plan provides for the grant of stock options to purchase up to a maximum of 9,939,500 of the Company’s Class A common shares. As of December 31, 2023, there were 2,216,107 options available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSX Venture Exchange and as may be determined by the Board or a committee of the Board established pursuant to the equity incentive plan.

Stock option transactions for the years ended December 31, 2023 and 2022 are as follows:

	2023		2022
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding - beginning of period	7,578,393	$ 2.03	7,218,393	$ 2.08
Options granted	145,000	2.52	360,000	1.07
Options exercised	(1,001)	1.08	-	-
Options outstanding - end of period	7,722,392	$ 2.04	7,578,393	$ 2.03

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The following table relates to stock options at December 31, 2023:

	Outstanding Options				Exercisable Options
Exercise Price	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
$0.99 - $1.28	358,999	$1.07	$ 611,558	8.84	358,999	$1.07	$ 611,558	8.84
$1.60 - $1.60	2,983,750	$1.60	$3,490,988	7.76	2,983,750	$1.60	$3,490,988	7.76
$1.61 - $1.93	435,000	$1.77	$ 434,950	5.78	435,000	$1.77	$ 434,950	5.78
$2.39 - $2.52	3,514,643	$2.40	$1,316,714	3.41	3,514,643	$2.40	$1,316,714	3.41
$3.15 - $3.26	430,000	$3.21	0	0.96	430,000	$3.21	0	0.96
$0.99 - $3.26	7,722,392	$2.04	$5,854,210	5.34	7,722,392	$2.04	$5,854,210	5.34

The Company granted 145,000 and 360,000 stock options, during the years ended December 31, 2023 and 2022, respectively. The Company recorded non-cash stock option compensation expense during the years ended December 31, 2023 and 2022 of $100,699 and $159,218, respectively for stock options granted in the current and prior periods.

The weighted average fair value of the options granted in 2023 and 2022 was calculated as $0.70 and $0.41, respectively. The fair value of options granted was determined using the Black-Scholes model based on the following weighted average assumptions:

	2023	2022
Risk free interest rate	4.64%	4.18%
Expected term	1.5 years	2.73 years
Expected volatility	52%	55%
Dividend yield	0	0

The risk free interest rate is based on the US Treasury rate on the date of grant for a period equal to the expected term of the option. The expected term is based on historical exercise experience and projected post-vesting behavior. The expected volatility is based on historical volatility of our common stock over a period equal to the expected term of the option.

Change of Control Agreements

The Company maintains change of control agreements with certain officers and a consultant. A Change of Control is generally defined as one or more of the following: the acquisition by any individual, entity or group, of beneficial ownership of 25 percent of the voting power of the Company’s outstanding Common Shares; a change in the composition of the Board that causes less than a majority of the current directors of the Board to be members of the incoming board; reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company; liquidation or dissolution of the Company; or any other event the Board reasonably determines constitutes a Change of Control. As of December 31, 2023, the amount payable to participants under the change of control agreements, in the event of a Change of Control, was approximately $8.7 million, which has not been recognized herein as no event of a change of control has been triggered as of the date of this report.

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Senior Management Employment Agreements

In the fourth quarter of 2021, the Company and certain members of senior management entered into employment agreements as part of a three-year cost reduction program. The plan provides for the reduction of cash compensation and the payment of an incentive bonus upon the achievement of specific objectives related to the development of the Company’s business and prospects in Venezuela within certain time frames. As of December 31, 2023, the estimated maximum amount payable under the plan in the event of the achievement of the specific objectives was approximately $2.8 million. This amount has not been recognized herein and will only be recognized when, in management’s judgment, it is probable the specific objectives will be achieved. The plan also provides for severance payments upon the occurrence of certain events resulting in termination of employment. As of December 31, 2023 and 2022, the Company had accrued liabilities for severance payments of approximately $0.7 million and $0.5 million, respectively. These amounts are included in general and administrative expense for the years ended December 31, 2023 and 2022.

Note 10. Income Tax:

Income tax benefit (expense) for the years ended December 31, 2023 and 2022 differs from the amount that would result from applying Canadian tax rates to net loss before taxes. These differences result from the items noted below:

	2023		2022
	Amount	%	Amount	%
Income tax benefit based on Canadian tax rates	$ 1,330,027	25	$ 2,149,129	25
Decrease due to:
Different tax rates on foreign subsidiaries	(188,093)	(3)	(285,668)	(3)
Non-deductible expenses	(21,848)	(0)	(91,510)	(1)
Write-down of property, plant and equipment	(48,438)	(1)
Derecognition of previously recognized tax benefits	(17,798,883)	(335)	0	0
Change in valuation allowance and other	(1,071,648)	(21)	(1,771,951)	(21)
Income tax expense	$(17,798,883)	(335)	$ 0	-

The Company recorded an income tax expense of $17,798,883 and $NIL for the years ended December 31, 2023 and 2022. Income tax expense in 2023 was a result of the derecognition of previously recognized tax benefits as outlined below.

The 2017 through 2020 tax filings of the Company’s U.S. subsidiary are under examination by the Internal Revenue Service (IRS). Additionally, Canada Revenue Agency (CRA) is examining the Company’s 2018 and 2019 international transactions. The Company has received Notices of Proposed Adjustment (NOPA) from the IRS proposing to (i) disallow the worthless stock deductions (related to investments in the Brisas project) taken by the Company’s U.S. subsidiary for the 2017 tax year and (ii) tax income on or related to the Award that may be received by the Company in the future.

ASC 740-10-25 requires that the Company recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The tax benefits of the worthless stock deductions referred to above were previously recorded in the Company’s financial statements on the basis that it was more likely than not that the tax filing position would be sustained. As of each balance sheet date, the Company reassesses the tax position and considers any changes in facts or circumstances that indicate factors underlying the sustainability assertion have changed and whether the amount of the recognized tax benefit is still appropriate.

The Company disagrees with the IRS’s position and is evaluating and considering an appeal of the NOPAs. Moreover, the Company intends to pursue the competent authority process if and when appropriate to ensure no double taxation of the Award amounts by Canada and the U.S. However, given the increased uncertainty the IRS’s position has raised and in consideration of the ongoing CRA audit, the Company has determined that it is appropriate to derecognize the tax benefit of the worthless stock deductions. Accordingly, the Company recognized approximately $17.8 million in income tax expense (including interest of $1.8 million), as a result of the reversal of an $8.1 million

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income tax receivable and the recognition of an income tax payable of $9.7 million (including interest of $1.8 million) during the year ended December 31, 2023.

The Company also recorded a valuation allowance to reflect the estimated amount of the deferred tax assets which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carry forwards prior to expiration. The valuation allowance for deferred tax assets may be reduced if our estimate of future taxable income changes.

Determining our tax liabilities requires the interpretation of complex tax regulations and significant judgment by management. There is no assurance that the tax examinations to which we are currently subject or any appeals of the NOPAs will result in favorable outcomes.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits, exclusive of interest and penalties, is as follows:

	December 31,	December 31,
	2023	2022

Total amount of gross unrecognized tax benefits at beginning of year	$-	$-
Addition based on tax positions related to the current year	-	-
Addition for tax positions of prior years	16,046,894	-
Reductions for tax positions of prior years	-	-
Settlements	-	-
Total amount of gross unrecognized tax benefits at end of period	$16,046,894	$-

At December 31, 2023 and 2022, the amount of unrecognized tax benefits, inclusive of interest that, if recognized, would impact the Company’s effective tax rate were $17,798,883 and nil, respectively. The amount of unrecognized tax benefits does not include any penalties that may be assessed.

The components of the Canadian and U.S. deferred income tax assets and liabilities as of December 31, 2023 and 2022 were as follows:

	December 31,
	2023	2022
Deferred income tax assets
Net operating loss carry forwards	$43,223,586	$39,298,070
Property, Plant and Equipment	(3,410)	2,129,038
Other	1,615,179	1,672,940
Total deferred income tax asset	44,835,355	43,100,048
Valuation allowance	(44,598,283)	(43,090,943)
Deferred income tax assets net of valuation allowance	$237,072	$9,105

Deferred income tax liabilities
Other	(237,072)	(9,105)
Net deferred income tax asset	$-	$-

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At December 31, 2023, we had the following U.S. and Canadian tax loss carry forwards stated in U.S. dollars.

	U.S.	Canadian	Expires
$		$ 1,979,496	2026
		3,673,687	2027
		14,002,422	2028
		13,270,198	2029
		16,394,592	2030
		18,358,148	2031
		5,326,477	2032
		7,743,602	2033
		8,972,136	2034
		12,807,063	2035
		15,226,250	2036
		11,482,681	2037
		1,098,861	2038
		2,863,946	2039
		4,257,132	2040
		15,410,324	2041
		4,056,938	2042
		10,964,907	2043
	5,958,910		-
	$5,958,910	$ 167,888,860